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3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTLAW.COM	TELECOPIER NUMBER (202) 337-5502 WRITER’S DIRECT DIAL NUMBER (202) 295-4516 WRITER’S E-MAIL ADDRESS jerry@sfttlaw.com

September 9, 2014

VIA EDGAR

Johnny Gharib Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:          HealthWarehouse.com, Inc.
Revised Preliminary Proxy Statement
File No. 000-13117

Dear Mr. Gharib:

On behalf of HealthWarehouse.com, Inc. (the “Company”), please find enclosed revised preliminary proxy materials in response to the staff’s comment letter dated September 8, 2014.  In response to the staff’s comment, we expanded the discussion of Proposal No. 4 on page 19 of the enclosed marked copy of the proxy statement.

In addition, on behalf of the Company, please be advised that the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because the Company desires to mail its proxy materials as soon as practicable, we respectfully request that the staff provide clearance of the revised materials as expeditiously as possible.  Your cooperation in this matter is greatly appreciated.

If you have any questions or require additional information, please give me a call at 202-295-4516 or send me an e-mail at jerry@sfttlaw.com.

Sincerely,

/s/ Gerald F. Heupel, Jr.
      Gerald F. Heupel, Jr.

Enclosure

cc:           Lalit Dhadphale, President and Chief executive Officer
.